January 31, 2005

Mail Stop 04-09

Anthony W. Thompson
Chief Executive Officer and Chairman of the Board of Managers
NNN 2002 Value Fund, LLC
c/o Triple Net Properties, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705

Re:	NNN 2002 Value Fund, LLC
	Registration Statement on Form 10
      Filed December 30, 2004
	File No. 0-51087

Dear Mr. Thompson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At such time, you will be subject to the reporting requirements under Section 13(a) of the Securities
Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. We note that you are registering "units" of limited partnership interest, and that the units themselves are divided into three separate classes, Classes A, B and C, in Exhibit A to your Operating
Agreement. It appears that you intended to distribute different "Priority Returns" to each class. Please revise to register separately each class of securities or tell us why you believe it is appropriate to combine your class A, B, and C units into one class.
Based on your sale of units totaling aggregate proceeds of $29,799,000, it would appear you offered and sold all three classes.

3. Supplementally, please provide the staff with a copy of all your private placement offering materials. We note your reference to these materials on pages 6 and 25. Further, please provide the staff with a copy of all annual reports distributed to unitholders as required by Section 12.3 of the Operating Agreement.

4. We note your disclosure on page 2 states that you hold 12.3% of the Congress Center as an unconsolidated entity. Supplementally please reconcile this disclosure with your affiliate A REIT`s disclosure appearing on page 76 of the Form S-11, Amendment No. 6 filed on September 17, 2004 stating that you own 12.8% of the Congress Center.

5. We note your disclosure on page 2 and page F-3 that you generated rental income of $670,000 from date of inception to December 31, 2002. You also disclose that you generated rental income of $7,375,000 for the year ended December 31, 2003. These numbers are inconsistent with the disclosure about your revenues in the A REIT registration statement on Form S-11, filed September 17, 2004. On page A-33 of the Form S-11, A REIT disclosed that you generated gross revenues from inception to December 31, 2002 of $647,573. On page A-
40, A REIT disclosed that you generated gross revenues for the year ended December 31, 2003 of $18,029,267. Supplementally, please tell us how you calculated rental income versus the gross revenues in the
Form S-11.  We may have further comments.

6. We note your disclosure on page 2 and page F-3 that you
incurred a
net loss of ($172,000) and a loss per member unit of ($438.78)
from
the date of inception to December 31, 2002.  You also disclose that
you incurred a net loss of ($535,000) and loss per member unit of ($110.15) for the year ended December 31, 2003. Please reconcile this disclosure with the disclosure appearing in the A REIT S-11 filed on September 17, 2004. On page A-33 of the Form S-11, A REIT disclosed that you generated net income on a GAAP basis from inception to December 31, 2002 of $105,298. On page A-40, A REIT disclosed that you generated net income on a GAAP basis for the year
ended December 31, 2003 of $103,128.   We may have further
comments.

Item 1: Business
General, page 2

7. Please revise to include an organization chart to visually describe your business relationships and the ownership of your Manager, Triple Net Properties, LLC, your property manager, Triple Net Properties Realty, Inc. and programs which co-own your three properties.

8. Please disclose your number of employees, as required by Item
101(c)(xiii) of Regulation S-K.

9. Please discuss competitive conditions in your industry. Also, clarify whether any other property programs run by the Triple Net Properties directly competed or compete with NNN 2002 Value Fund, LLC for positions in your market, such as acquisition or disposition of similar properties in a geographic region.

10. Revise this section to disclose NNN 2002 Value Fund, LLC`s website address. If you do not have a website, provide your manager`s website describing it as such. Further, where appropriate, revise your disclosure to include contact information, including the mailing address, telephone number and web site for the SEC`s Public
Reference Room.  Refer to Items 101(e)(2) and (e)(3) of Regulation
S-
K.

11. We note your use of the term "fund" in the name of the registrant on this Form 10. Please include disclosure addressing the fact that the LLC is not a registered investment company and that unitholders do not have the protections afforded by the Investment Company Act of
1940.

12. We note your disclosure in the last sentence of this subsection stating that both the management and operating agreement terminate upon your dissolution. Please clarify that neither Triple Net Properties, LLC (manager) nor Triple Net Properties Realty, Inc. (property manager), absent any breaches of the management or operating agreements, may be terminated by a vote of the Unitholders without cause prior to the termination or dissolution of the agreements.

Item 2: Financial Information, page 3
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Forward Looking Statements, page 4

13. Please revise to eliminate your references to the statutory safe harbors described in the PSLRA of 1995, Sections 27A of the Securities Act and 21E of the Exchange Act. Since you are a new registrant that is not yet subject to the reporting requirements of
Section 13(a) or 15(d) of the Exchange Act, you are unable to rely on the statutory safe harbors. Please remove the disclosure from your prospectus that indicates otherwise. Please remove statutory references from your disclosure. Refer to Section 21E(a)(1) of the
Exchange Act.




Overview, page 4

14. We note objective (iii) listed on page 2 where you state your objective is to make monthly distributions to the members from cash generated by operations in an amount estimated to equal an 8% annual return of the member`s investment. Please reconcile this disclosure with your differing annual Priority Returns per class of 10%, 9% and
8%. Further, please tell us what your basis is for making this projection. Please revise to balance the discussion of your distribution objective with disclosure of your actual historical distributions.

Letter of Intent, page 5

15. Please revise to update the status of this non-binding letter with First States Group, LP. Further, tell us whether First States
Group, LP is the same entity you refer to in your Form 8-K filed on
January 3, 2005 or you are referring to another REIT. If not, please revise your registration statement to include a description of the other, unsolicited offer to purchase Bank America West.

2003 Acquisitions, page 7

16. We note your disclosure of the purchase price of the Congress Center and NetPark properties from independent third parties. Please revise your disclosure to describe how the purchase price was determined and then allocated among affiliates. On page F-8, you disclose that management received assistance from independent valuation specialists regarding purchase price allocation. Supplementally, please name these valuation specialists, the role these specialists served, if any, in the initial purchase of the properties, whether you obtained valuations from these valuation specialists and the ongoing role these valuation specialists may serve in assisting management with its capital investment decision making. Similarly, please address the purchase price of your 2002 acquisition of Bank of America Plaza West.

Netpark, Tampa, Florida, page 7

17. Please revise to name the affiliate that owns the remaining
50%
of the Netpark building.

18. Please revise to clarify the nature of your interest in this property. Also, please clarify what you mean by your "proportionate share" of the purchase price.

Results of Operations
Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003, page 8

19. Please revise your results of operations disclosure throughout to quantify your period-to-period changes by percentage in addition to dollar amounts. Further, where you list multiple factors as the reasons for significant increases or decreases in income or expenses, revise to quantify the impact of each factor on the change.

Liquidity and Capital Resources
Cash Flows, page 10

20. Please tell us whether cash from operations has been and/or will
be your sole cash source for paying distributions.  We note the
distributions previously paid and listed on page 26.   Revise to
disclose whether the distribution amounts differed among Classes A, B and C unitholders and whether in order to make an 8% return you make distributions in excess of funds available.

21. Revise your discussion here to discuss your cash flow procedures for making distributions. Also, please disclose the percentage of your distributions to date that have constituted returns of capital to each class of unitholders.

Please file all material loan agreements as Exhibits to this registration statement. Refer to Item 201 (c) and 601(b)(10) of Regulation S-K.

22. For liquidity purposes, please describe whether you have a current cash shortfall and whether there is a source for short-term borrowings available. If so, please disclose the total dollar amounts available. For example, we note your discussion of future borrowings from Cunningham and the $18 million available through additional mortgages on your properties as disclosed on page 11. Disclose whether these additional sources of short-term liquidity bear restrictions that would make the proceeds unavailable for distributions.

Notes Payable, page 11

23. We note that principal and interest on the $210,000 Cunningham note were due on January 11, 2005. Please revise to update this disclosure to describe whether the payment was made. Further, revise to disclose how you funded the remaining portion of the rate lock deposit and whether it has been refunded.

Capital Resources - General, page 11

24. We note that your three primary uses of cash are to fund distributions, capital investment in your portfolio properties, and new acquisitions. Please revise to state your expected capital requirements in each of these three general areas for the next twelve months. Also discuss how you plan to fund these expenditures.




Financing, page 11

25. Please state the dollar amount of notes and contracts payable at
December 31, 2003 and as of September 30, 2004.

Debt Service Requirements, page 13

26. Please revise to provide disclosure explaining the terms of your
variable rate debt including ceilings, floors and terms of such
indebtedness.   For example, if the variable debt refers to the
Fleet
National Bank and Fleet Real Estate loans, please provide disclosure as to whether there are any floors or ceilings on the variable rates.

Controls, page 14

27. Please provide to us supplementally specifics of each material weakness that resulted from the items noted in your disclosure. Include a discussion of the effect on individual line items in your financial statements, and your financial statements as a whole.

28. Please provide us with a schedule of the adjustments made to close the books, or adjustments recorded in connection with or as a result of the audit by the independent accountants. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on net loss. Quantify the net effect of all adjustments on net income (loss). Explain in detail why you believe the timing of each adjustment is appropriate.

Risk Factors, page 15

29. Please provide risk factor disclosure addressing the conflicts of interests between your company and Triple Net Properties, LLC, Triple
Net Properties Realty, Inc., Mr. Anthony Thompson and other related property programs. For example, we note Triple Net Properties, LLC acts as manager to several public and private property programs, all of which could compete for Triple Net Properties` services.

Item 3. Properties, page 18

30. Supplementally, please clarify the nature of your interest in the
Manager`s office space located at 1551 N. Tustin Avenue, Suite 200 in
Santa Ana, California and whether you pay rent to the Manager to utilize this space or reimburse the Manager`s expenses for the use of this office space. Provide additional disclosure as appropriate.

Item 5.  Managers and Executive Officers, page 22

31. We note your disclosure that that the NNN 2002 Value Fund has no directors or executive officers and that the Manager holds sole authority for directing NNN 2002 Value Funds business operations. Please revise your director and executive officer disclosure to discuss the fiduciary duty relationship between the Manager`s board of directors and the NNN 2002 Value Fund`s unitholders. Moreover, revise to disclose who holds the designation of principal executive officer and principal financial officer for NNN 2002 Value Fund.

32. Please revise to disclose whether any of the directors of your Manager are independent, and if so, how you determined they were independent.

33. Please revise your director and executive officer disclosure to reflect the term of office for each officer and director of the Manager. Based on Section 7.2 of the Operating Agreement, it appears the Manager`s officers and directors will hold office until the manager is removed, withdraws or resigns. We further note your disclosure at the top of page 29 referring to removal of the manager.
Therefore, please provide this disclosure explaining how the manager`s term may be limited. Refer to Item 401(a) of Regulation S-
K.

Item 7: Certain Relationships and Related Transactions, page 24

34. We note that is does not appear that any of the fees you pay to any Triple Net party were negotiated and that the fees you pay may be higher than would have been obtained through arm`s length negotiations. Please revise to describe generally how the amounts of these fees were determined and how the amounts compare to fees that would be paid to an independent third party.

35. Revise to provide your disclosure of compensation to related parties in tabular format.

36. We note your disclosure on page F-17 of loans from your related party, the Cunningham Lending Group LLC, in the amounts of $210,000,
$31,000 and $55,000.  Revise to describe the terms of the August
9,
2004 Note Payable.

The Operating Agreement, page 24

37. Revise the second full paragraph regarding organizational costs and marketing expenses to clarify whether these costs include all offering costs associated with the private placement. Further, disclose whether you reimbursed the manager for these costs.

38. We note you have not reimbursed the manager for:
* cash payments, closing costs, escrow deposits, loan commitment fees, project studies and travel expenses related to acquisitions of the properties;
* legal and accounting costs or surveys, environmental and other studies and interest expense incurred regarding acquisitions; and
* distributions related to cash from operations and cash from capital transactions from 2002, 2003 and 2004.
Please revise to quantify these fees, costs and expenses to date. Since the acquisitions are completed and the distributions include only prior periods, these fees should be quantifiable. Further, we note your disclosure of many of these fees in Notes 3 and 9 to the Consolidated Financial Statements.

39. We note that your manager did not receive many of the reimbursements it was entitled to receive under the Operating
Agreement. Please revise to clarify whether the manager has forgiven these amounts owed or whether you are liable for these payments.

The Property Management Agreement, page 25

40. Revise your disclosure to explain why no leasing commissions were received for the months ended September 30, 2003 and December 31, 2002. Were the buildings not yet constructed or acquired? Were the buildings fully occupied? Did the property manager fail to obtain any new leases during these periods for other reasons?

Item 9. Market for Distributions on Units and Related Security
Holder
Matters, page 26

41. Revise to state the approximate number of holders and the amount of cash distributions per each class of units (Classes A, B and C).
Refer to Items 201(b)(1) and 201(c) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 26-27

42. Please revise your disclosure to include a brief summary of the factual underpinnings regarding the applicability of the Rule 506 and
4(2) exemption claimed for these prior sales.  Refer to Item
701(d)
of Regulation S-K.

Item 11. Description of Registrant`s Securities to be Registered

General, page 27

43. Revise your disclosure to include all material provisions of the
Operating Agreement required to fully describe your securities. A reference to some of the provisions and qualifying your discussion in its entirety to a document outside of this registration statement is inappropriate.

44. Please revise to disclose or cross-reference to a description of any provision in your Articles of Organization that would have an effect of delaying, deferring or preventing a change in control. If there are no such limits exist, please tell us supplementally. Refer to Item 202(a)(5) of Regulation S-K.

45. Revise to update your disclosure to reflect whether or not you are qualified to transact business in Nevada, Florida and Illinois and that you acquired three properties.
Transferability, page 27

46. Rather than describe certain conditions as examples, please revise to describe all material limits and conditions on transferring units as set forth in the operating agreement or clarify that you have listed all limits and conditions. Refer to Item 202(a)(4) of Regulation S-K.

Distributions
Cash From Operations, page 27

47. Please revise to define "Cash from Operations" as defined in Exhibit A to your Operating Agreement.

48. Disclose whether the distributions listed in (a), (b) and (c) of this section reflect the order of priority for distributions among your three classes of units. Similarly, provide this disclosure regarding Cash from Capital Transactions on page 28. Refer to Item
202(a)(1)(i) of Regulation S-K.

Term and Dissolution, page 28

49. Disclose when the manager intends to submit the plan of liquidation to the unitholders for a vote.

Distributions upon Liquidation of the Company, page 28

50. Please revise your disclosure to describe the provisions for liquidation distributions upon the dissolution of NNN 2002 Value
Fund, as described Section 13 of the Operating Agreement.

Repurchase Reserve, page 28

51. Revise your disclosure to state whether you established or intend to establish the Repurchase Reserve and whether the manager will only permit redemptions if the Repurchase Reserve is established.

52. We note the brief mention of redemption and repurchase of Investor Units in Section 7.3.18 of the Operating Agreement. Please revise to describe the redemption procedures in greater detail. See
Item 202(a)(1)(iv) of Regulation S-K. Also, we were unable to locate any provision for the repurchase reserve in the Operating Agreement.
Please direct us to the relevant provision or revise your disclosure to clarify that these terms are not included in the Operating Agreement.

53. Please disclose whether a unitholder will have the ability to withdraw his/her redemption request after it is submitted to the manager. If so, please discuss the procedures the unitholder will have to follow in order to withdraw the redemption request. If not, please revise to make clear that unitholders are irrevocably bound once they execute a redemption request.

54. If the manager permits or will permit redemptions, please disclose the circumstances, if any, under which a redemption request will be rejected.

Liabilities of Members, page 29

55. Please disclose whether NNN 2002 Value Fund unitholders will be subject to any liabilities that may arise on behalf of the affiliated
Triple Net Properties` entities or other programs managed by your manager, therefore placing your unitholders` capital at risk. We note your manager`s officers and directors serve as officers and directors to multiple managed property programs and other potential properties. Since your manager has already approved a plan of liquidation, disclose whether they believe unitholders will be liable for any distributions previously received.

Item 15. Financial Statements and Exhibits

Financial Statements

Statement of Cash Flows, page F-5

56. Explain to us how you determined that it is appropriate to disclose your distributions received in excess of equity in earnings of unconsolidated properties as an operating activity. Tell us how much of this amount represents a return of the Company`s original investment.

Allowance for Uncollectible Billed and Unbilled Receivables, page
F-9

57. Tell us how you considered the disclosure requirements of Rule 12-09 of Regulation S-X with regards to the Company`s allowance for uncollectible accounts or revise accordingly.

58. Explain to us how you determined that it was not necessary to include your policy as it relates to properties that are held for sale within your summary of significant accounting policies or revise accordingly.







3. Real Estate Investments

Investments in Unconsolidated Real Estate
Congress Center, Chicago, Illinois, page F-13

59. Explain how you considered FIN 46 in determining that it was appropriate to account for your investment in Congress Center using the equity method. Provide us your analysis under FIN 46 that supports your conclusions.

10. Commitments and Contingencies

SEC Investigation, page F-17

60. Tell us how you considered the guidance of SFAS 5 as it pertains to your investigation by the SEC. Specifically tell us whether in management`s opinion a loss is either probable or reasonably estimable or both, and if possible the estimated amount of such loss.

12. Subsequent Events, page F-21

61. We note that you have entered into a letter of intent with respect to one of your properties. Tell us how you considered the guidance of SFAS 144 when determining that the property should not be classified as held for sale at period end.

Exhibits

62. In your next amendment, please file executed copies of Exhibits
10.1 and 10.2. Since these agreements appear to have been executed in 2002, executed copies should be readily available. Further, file
Exhibit A and the Tenants in Common Agreement to Exhibit 10.2 regarding your TIC interests and any material loan or mortgage agreements regarding your consolidated or unconsolidated debt.

*  *  *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Robert Telewicz at (202) 824-5356 or Kathleen Collins, Accountant Branch Chief, at (202) 942-2814 if you have questions regarding comments on the financial statements and related
matters.  Please contact Neil Miller at (202) 942-1851 or me at
(202)
942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Andrea R. Biller, Esq. (via facsimile)
	General Counsel
      Triple Net Properties, LLC
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NNN 2002 Value Fund, LLC
January 31, 2005
Page 1